

January 4, 2011

Mr. Stephen J. Thomas
Chief Accounting Officer
833 West South Boulder Road
Louisville, Colorado 80027

> **Re:** **GAIAM, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 000-27517**

Dear Mr. Thomas:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief